SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 10, 2003

Partner Communications Company Ltd.

(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated February 10, 2003 re: Partner Communications Announces Election of External Directors.

Partner Communications Announces Election of External Directors
SIGNATURES

Partner Communications Announces Election of External Directors

Rosh Ha’ayin, Israel — February 10th, 2003 — Partner Communications Company Ltd. (NASDAQ, TASE: PTNR; London PCCD) announced that an Extraordinary General Meeting of Shareholders approved today the re-appointment of Mr. Avraham Bigger and Mr. Ben-Zion Zilberfarb as External Directors of the Company and the appointment of Mr. Robert Donald Fullerton as an additional External Director of the Company.

Avraham Bigger, 56, has been an external director of Partner since February 2000. From 1998 to the present, he has been a director and owner of Bigger Investments Ltd. and chairman and owner of Caniel Beverage Packaging Ltd. and Caniel Packaging Industries Ltd. Since February 2002, he has been the chairman of Y.D. Vehicles and Transportation Ltd. He also serves on the boards of directors of several companies. He was the Chief Executive Officer of Menorah Insurance Company Ltd. and a member of the board of directors of Menorah during 1997. He served on the board of directors of Bank Leumi Le Israel B.M. and as a member of the Finance Committee and Credit Committee of this Bank during 1995. From 1993 to 1996, he was the Chief Executive Officer of Paz Oil Company Ltd. From 1986 to 1993, he was the Chief Executive Officer of the Israel General Bank Ltd., and prior to that, held various management positions in Clal Industries Ltd. He also served in various positions in the Israeli Ministry of Finance, including Special Assistant to the General Director of the Ministry of Finance. He received his Bachelor’s degree in Economics and Master of Arts degree in Business Management from the Hebrew University of Jerusalem.

Ben-Zion Zilberfarb, 53, has been an external director of Partner since February 2000. Professor Zilberfarb is currently a professor of Economics and chairman of the A. Meir Center for Banking at Bar-Ilan University. He is a member of the board of directors of Fundtech Ltd. He was the chairman of the board of directors of Euro-Trade Bank from 2000 to 2001, of Karnit Insurance Company from 1998 to 2002 and he was the Director General of the Israeli Ministry of Finance from 1998 to 1999. For many years served as a member of several governmental committees. He also served as the chairman of the Investment Committee of Bank Leumi Provident Funds and consultant to several financial institutions and several governmental and regulatory authorities, including the Israel Securities Authority and the Bank of Israel. He received a Ph.D. in Economics from the University of Pennsylvania and a Bachelor’s degree and Master of Arts degree, both in Economics, from the Bar-Ilan University.

Robert Donald Fullerton, 71, was elected as a director of Canadian Imperial Bank of Commerce (CIBC) (formerly The Canadian Bank Of Commerce) in 1974. He joined the Bank in 1953 and served in a variety of positions in the branch system and International Division including New York. He served in the following senior executive positions prior to becoming Chairman, President and Chief Executive Officer in 1985, Regional General Manager International, Regional General Manager Saskatchewan, Chief General Manager and President. During this period he chaired many of the board committees including the Executive Committee and the Audit Committee. Mr. Fullerton retired as an Executive Officer in 1992 but remained on the board and continued to chair the Executive Committee until 1999. He continues to serve as a director. Mr. Fullerton Chairs the Audit Committee of George Weston Limited (“Weston”) and is a member of the Audit Committees of CIBC., Hollinger Inc. and Asia Satellite Telecommunications Holdings Ltd. (“Asia Sat”). During his career he has served on the board of directors of a large number of both domestic and international companies including I.B.M.Canada, Honeywell Inc., Amoco Petroleum Canada, Orange plc., Ontario Hydro, Westcoast Energy as well as many cultural and educational entities. He received a Bachelor’s degree in Arts from the University of Toronto in 1953.

About Partner Communications

Partner Communications Company Ltd is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wire free applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to more than 1.8 million subscribers in Israel. Partner subscribers can use roaming services in 104 destinations using 251 GSM networks. The Company has been awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. (For further information: http://investors.partner.co.il

Contact:

Dr. Dan Eldar
V.P. Carrier, Investor and International Relations
Tel: +972-67-814151
Fax: +972-67-814161
E-mail: dan.eldar@orange.co.il

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By	/s/ Alan Gelman
Name: Alan Gelman Title: Chief Financial Officer

Dated: February 10, 2003